Exhibit 99.22

DR. ROBERT S. MORRISON, Ph.D., MAusIMM (CP)
330 Bay Street, Suite 900
Toronto, Ontario, Canada, M5H 2S8
Phone: +1.416.368.9080, ext. 239
Fax: +1.416.368.1963
Email: robert.morrison@wardrop.com

CONSENT OF EXPERT
March 25, 2011

To:                    Entrée Gold Inc.

And To:             British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador
United States Securities and Exchange Commission

I, Robert Sinclair Morrison, do hereby consent to the public filing of the technical report prepared for Entrée Gold Inc. (the “Company”) titled “NI 43-101 Compliant Technical Report on the Ann Mason Property Nevada, USA” , with an effective date of March 11, 2011 (the “Technical Report”) with the securities regulatory authorities referred to above.

I further consent (a) to the public filing of the Technical Report with any stock exchanges and other regulatory authority and any publication of the Technical Report by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, and (b) to the publication of the Technical Report by the Company on its company website or otherwise.

I have read the Annual Information Form dated March 25, 2011 (the “AIF”).  I consent to the incorporation by reference of, and to extracts from, or a summary of, the Technical Report in the AIF, and I confirm that the AIF fairly and accurately represents the information in the Technical Report.

I consent to the use of my name and the Technical Report in the Company’s Short Form Base Shelf Prospectus dated November 19, 2010 (the “Prospectus”) and the documents incorporated by reference therein, including the AIF.  I confirm that I have read the Prospectus and I have no reason to believe that there are any misrepresentations in the information contained in it that are derived from the Technical Report or that are within my knowledge as a result of the work I performed in connection with such Technical Report.

I consent to the filing of this consent with the United States Securities and Exchange Commission and to the use of my name and the Technical Report, including extracts from or summaries thereof, in and as part of the Company’s Annual Report on Form 40-F dated March 25, 2011 (the “Form 40-F”), and any amendment thereto, including post-effective amendments and as part of a post-effective amendment to the Company’s Form F-10/A Registration Statement (No. 333-170290), to incorporate the Form 40-F.

Sincerely,

“Original document signed by Robert S. Morrison”
___________________________________________________
DR. ROBERT S. MORRISON, Ph.D., MAusIMM (CP)